William H. Thompson
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

September 28, 2007

RE:      SIGNET GROUP PLC
         FORM 20-F FOR FISCAL YEAR ENDED FEBRUARY 3, 2007
         FILED MAY 5, 2007
         FILE NO. 1-32349

Dear Mr. Thompson,

Thank you very much for your letter dated September 14, 2007 setting forth comments of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") on the Form 20-F (the "2006/07 Form 20-F") for the fiscal year ended February 3, 2007 of Signet Group plc (the "Company").

Please find attached the Company's responses to the comments raised in your letter. To facilitate the Staff's review, the Company has reproduced the captions and numbered comments from the Staff's comment letter below in italics. The Company's response follows each comment.

General
-------

1. Please revise to check the appropriate boxes on the face page of the filing.

The Company notes that the boxes appear checked on the face page of the 2006/07 Form 20-F that is available on the Commission's website at www.sec.gov.

Annual Report & Accounts
------------------------

Consolidated cash flow statement, page 78

2. Please tell us the items and their amounts included in the "other non-cash movements" line item for each year presented. We believe you should provide separate disclosure for any material items included in this line item. In that regard, please separately disclose non-cash items such as provisions, deferred taxes, unrealized foreign currency gains and losses, undistributed profits of associates, minority interests and stock-based compensation. Refer to paragraph 20 of IAS 7.

Other non-cash movements comprised the following:

                                          2007        2006       2005
                                        (pound)m    (pound)m   (pound)m

Share-based payments                        3.6         4.5        4.9
Movement in provisions                     (1.1)        0.4       (0.6)
Retirement benefits                        (0.1)      --           0.2
                                        -------     -------    -------
Total other non-cash movements              2.4         4.9        4.5
                                        =======     =======    =======

The above items were not disclosed separately by the Company in its consolidated cash flow statement as they were not considered material.

The Company notes, however, that the non-cash movements relating to share-based payments represent a significant proportion of the total of "other non-cash movements" and that they are larger than certain other items that are separately disclosed in the consolidated cash flow statement. Therefore, the Company will disclose this item separately in the consolidated cash flow statement in future filings.

Notes to the accounts, page 80
------------------------------

Note 1.  Principal accounting policies, page 80
-------  --------------------------------------

(d) Revenue recognition, page 80
--------------------------------

3. Please disclose each significant category of revenue recognized during the periods presented including revenue from rendering services, the sale of extended warranty contracts and warranty commissions. Refer to IAS 18, paragraph 35.

The Company considers the sale of jewellery to be its only significant category of revenue, on the basis that the aggregate of all other revenue streams represents significantly less than ten percent of total sales. The Company has referred to paragraph 35 of IAS 14, which uses a figure of ten percent to define reportable segments, and Rule 5.03(b) of Regulation S-X, which permits income classes amounting to less than ten percent to be combined, in order to interpret the term "significant category of revenue" in paragraph 35 of IAS 18.

4. Please tell us the terms of the extended service/warranty contracts for which you retain the contractual obligation. With respect to lifetime service/warranty contracts, please tell us how you recognize revenue for these contracts including how you determine the historical claims experience for lifetime warranties.

The Company retains a contractual warranty obligation, subject to certain inspection practices over the period of ownership, for certain products sold. A provision is maintained for potential costs under this obligation based on historical experience.

The Company also sells extended service/warranty contracts. The terms of such contracts provide, subject to certain conditions, for lifetime cover for repair beyond normal wear and tear. These contracts have been sold under similar terms for many years.

With respect to the recognition of revenue for lifetime service/warranty contracts sold by the Company, the Company refers back to response 23 in its letters to the Commission dated February 28, 2005 and March 31, 2005. In the letter dated February 28, 2005, the Company confirmed that, following the adoption of the amendment to FRS 5, it applied the following accounting treatment to the sale of warranties in the U.S. under UK GAAP:

"...revenue from the sale of warranties in the U.S. is now deferred and recognised net of direct costs arising from the initial sale over the anticipated period of claims."

As previously confirmed in the Company's letter to the Commission dated March 31, 2005, the Company allocates the revenue over the anticipated period of claims in proportion to the costs expected to be incurred in performing services under the contracts.

Following the move to Adopted IFRS, the Company concluded that it was appropriate to continue to apply the same accounting treatment to the sale of these warranties as had been applied under UK GAAP. In reaching this conclusion, the Company referred, in particular, to paragraphs 20 and 21 of IAS 18, which state that:

"When the outcome of a transaction involving the rendering of services can be estimated reliably, revenue associated with the transaction shall be recognised by reference to the stage of completion of the transaction at the balance sheet date...Under this method, revenue is recognised in the accounting periods in which the services are rendered."

Under U.S. GAAP, the Company continues to follow the provisions of FTB 90-1 "Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts" as discussed in its letter to the Commission dated March 31, 2005. As a result, the policies applied under Adopted IFRS and U.S. GAAP are consistent.

In order to determine historical claims experience for lifetime warranties, the Company performs a detailed analysis of the historical claims experience of the U.S. business. To ensure that the basis of revenue recognition remains appropriate, the Company reviews the pattern of claims at the end of each year and incorporates any significant trends. This data covers a period of many years and the pattern of claims has been consistent since these warranty contracts were introduced.

Note 22.  Share capital, page 99
--------------------------------

5. Please provide an analysis of changes in share capital for each year for which an income statement is required. Please also provide an analysis of changes in share premium and reserves for each year for which an income statement is required in note 23. Refer to Rule 3-04 of Regulation S-X and IAS 1.

The Company will include this disclosure in future filings.

The relevant disclosures for the periods ended February 3, 2007, January 28, 2006 and January 29, 2005 were as follows:

22. Share capital

                                                                                  2007         2006       2005
                                                                                (pound)m     (pound)m   (pound)m
------------------------------------------------------------------------------------------------------------------

Authorised:
5,929,874,019 shares of 0.5p each (2006: 5,929,874,019; 2005: 5,929,874,019)      29.6         29.6       29.6

------------------------------------------------------------------------------------------------------------------

Allotted, called up and fully paid:
1,713,553,809 shares of 0.5p each (2006: 1,738,843,382; 2005: 1,735,615,152)       8.6          8.7        8.7
------------------------------------------------------------------------------------------------------------------


                                                                                            2007          2007
                                                                                         Number of        (pound)m
                                                                                           shares
------------------------------------------------------------------------------------------------------------------
Allotted, called up and fully paid:
Shares of 0.5p each:
At 28 January 2006                                                                     1,738,843,382       8.7
Shares issued to 2004 ESOT                                                                 3,356,399        --
Share buyback                                                                            (30,271,522)     (0.1)
Other share options exercised                                                              1,625,550        --

------------------------------------------------------------------------------------------------------------------

At 3 February 2007 total allotted, called up and fully paid                            1,713,553,809       8.6
------------------------------------------------------------------------------------------------------------------


23. Share premium and reserves

                                                 Other reserves                        Retained earnings
                                            ------------------------    ------------------------------------------------
                                    Share                               Purchase
                                  premium      Capital      Special       of own      Hedging  Translation     Retained
                                  account   redemption     reserves       shares      reserve      reserve      reserve       Total
                                 (pound)m     (pound)m     (pound)m     (pound)m     (pound)m     (pound)m     (pound)m    (pound)m
------------------------------------------------------------------------------------------------------------------------------------
At 31 January 2004                  60.7           --        142.2           --           --        (99.1)       587.8        691.6
Recognised income and expense:
  - profit for the financial
    period                            --           --           --           --           --           --        134.8        134.8
  - translation differences           --           --           --           --           --        (18.9)                    (18.9)
  - actuarial loss (net)              --           --           --           --           --           --         (3.9)        (3.9)
Dividends                             --           --           --           --           --           --        (43.8)       (43.8)
Transfer on property disposals        --           --           --           --           --           --          1.2          1.2
Equity settled transactions (net)     --           --           --           --           --           --          5.1          5.1
Share options exercised              4.8           --           --          1.6           --           --           --          6.4
Purchase of own shares by ESOT        --           --           --         (9.5)          --           --           --        (9.5)
Shares issued to QUEST/ESOTs         2.5           --           --           --           --           --         (2.5)          --

------------------------------------------------------------------------------------------------------------------------------------
At 29 January 2005                  68.0           --        142.2         (7.9)          --       (118.0)       678.7        763.0
Recognised income and expense:
  - profit for the financial
    period                            --           --           --           --           --           --        130.8        130.8
  - cash flow hedges (net)            --           --           --           --          1.4           --           --          1.4
  - translation differences           --           --           --           --           --         33.1           --         33.1
  - actuarial loss (net)              --           --           --           --           --           --        (11.4)       (11.4)
Dividends                             --           --           --           --           --           --        (52.7)       (52.7)
Equity settled transactions (net)     --           --           --           --           --           --          4.1          4.1
Share options exercised              2.3           --           --          1.6           --           --           --          3.9
Purchase of own shares by ESOT        --           --           --         (2.0)          --           --           --         (2.0)
Shares issued to ESOTs               1.4           --           --           --           --           --         (1.4)          --

------------------------------------------------------------------------------------------------------------------------------------
At 28 January 2006                  71.7           --        142.2         (8.3)         1.4        (84.9)       748.1        870.2
Recognised income and expense:
  - profit for the financial
    period                            --           --           --           --           --           --        141.5        141.5
  - cash flow hedges (net)            --           --           --           --          1.2           --           --          1.2
  - translation differences           --           --           --           --                     (63.4)          --        (63.4)
  - actuarial gain (net)              --           --           --           --           --           --         11.2         11.2
Dividends                             --           --           --           --           --           --        (57.8)       (57.8)
Equity settled transactions (net)     --           --           --           --           --           --          4.3          4.3
Share options exercised              4.6           --           --         1.1            --           --         (1.6)         4.1
Purchase of own shares                --          0.1           --           --           --           --        (33.7)       (33.6)
Shares issued to ESOTs               0.7           --           --           --           --           --         (0.7)          --

------------------------------------------------------------------------------------------------------------------------------------
At 3 February 2007                  77.0          0.1        142.2         (7.2)         2.6       (148.3)       811.3        877.7
------------------------------------------------------------------------------------------------------------------------------------

Note 28. Share options, page 103
--------------------------------

6. Please disclose the amount of share-based compensation expense reflected in your profit or loss for each period for which an income statement is provided. Refer to IFRS 2, paragraph 50.

The Company refers to Note 7, Directors and employees, page 87, in which the share-based payment expense for the 52 weeks ended January 29, 2005 of (pound)4.9 million is disclosed.

The Company will provide this disclosure for all relevant periods in its share options note in future filings.

Note 31. Summary of differences between Adopted IFRS and U.S. GAAP, page 105
----------------------------------------------------------------------------

7. Please tell us whether or not you have recognized any difference between adopted IFRS and U.S. GAAP for deferred tax liabilities arising from the initial recognition of goodwill accounted for in accordance with paragraph 15 of IAS 12. If so, tell us how the difference is reflected in the reconciliation. If not, please tell us why no differences exist.

There is no tax-deductible goodwill in the balance sheet under either Adopted IFRS or U.S. GAAP. No deferred tax assets or liabilities have been set up under Adopted IFRS in respect of the initial recognition of goodwill in view of the requirements of paragraph 15 of IAS 12, which states that:

"A deferred tax liability shall be recognised for all taxable temporary differences, except to the extent that the deferred tax liability arises from:
(a) the initial recognition of goodwill . . ."

Similarly, no deferred tax assets or liabilities have been recorded under U.S. GAAP in respect of non tax-deductible goodwill, as paragraph 9(d) of SFAS 109 "prohibits recognition of a deferred tax liability or asset related to goodwill (or the portion thereof) for which amortization is not deductible for tax purposes." Therefore, there are no differences to reflect in the reconciliation between Adopted IFRS and U.S. GAAP.

8. Please disclose the amount of selling costs included in cost of sales for each year presented.

The Company will include this disclosure in future filings.

Selling costs included within cost of sales under Adopted IFRS for the 52 weeks ended January 29, 2005 were (pound)360.3 million.

In responding to these comments, the Company acknowledges that:

         o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

         o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

         o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should any questions arise in connection with this response letter, please contact the undersigned at 011-44-870-909-0301 or Michael Brady of Weil, Gotshal & Manges, at 011-44-207-903-1071. You may also address queries to Matthew Lewis of KPMG in London at 011-44-207-311-1000.


                                                Sincerely,


                                                /s/ Walker Boyd

                                                Walker Boyd
                                                Group Finance Director
                                                Signet Group plc

cc     Michael Brady, Weil, Gotshal & Manges
       Matthew Lewis, KPMG